UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32195

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Genworth Financial, Inc. Retirement and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genworth Financial, Inc.

6620 W. Broad Street

Richmond, VA 23230

Genworth Financial, Inc. Retirement and Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator

Genworth Financial, Inc. Retirement and Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022 and Schedule H, line 4j - Schedule of Reportable Transactions for the year ended December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2006.

Richmond, Virginia

June 23, 2023

Genworth Financial, Inc. Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2022 and 2021

	2022	2021
Assets:
Cash	$68	$81,111
Investments at fair value	726,014,262	895,201,501
Receivables:
Notes receivable from participants	6,904,843	7,587,570
Accrued dividends and interest	434,817	45,132
Participant contribution receivable	20,350	—
Employer contribution receivable	8,131,215	8,320,895

Total receivables	15,491,225	15,953,597

Total assets	741,505,555	911,236,209

Liabilities:
Accrued participant expenses	84,548	200,571

Total liabilities	84,548	200,571

Net assets available for benefits	$741,421,007	$911,035,638

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2022

Additions to (reductions from) net assets attributed to:
Investment income:
Net depreciation in the fair value of investments	$(149,914,691)
Interest and dividends	1,978,834

Total investment loss, net	(147,935,857)

Interest income from notes receivable from participants	403,470

Contributions:
Participants	24,066,482
Employer	20,142,107
Rollovers	1,874,831

Total contributions	46,083,420

Benefits paid to participants	(72,267,445)

Net decrease in net assets before transfer	(173,716,412)

Transfer in from First Colony Life Insurance Company Pension Plan	4,101,781

Net assets available for benefits at:
Beginning of the year	911,035,638

End of the year	$741,421,007

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2022 and 2021

(1)	Description of the Plan

The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Genworth Financial, Inc. (the Company or Genworth) is the Plan sponsor. The Company’s Board of Directors has appointed the Fiduciary & Investments Committee to be responsible for the general administration of the Plan.

The trustee and recordkeeper for the Plan are The Bank of New York Mellon and Alight Solutions, respectively.

(b)	Eligibility

Eligible full-time employees (those scheduled to perform at least 1,000 hours of service within a plan year) may participate in the Plan upon their date of employment. Eligible part-time employees may join the Plan once they are scheduled to or actually do perform at least 1,000 hours of service within a plan year.

(c)	Contributions

Employee-directed 401(k) Savings: Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible pay on a pre-tax and/or Roth basis. Eligible pay generally includes salary, overtime, first year commissions and bonuses. The maximum allowable aggregate (combined pre-tax and Roth) participant contribution under the Code was $20,500 and $19,500 per individual for 2022 and 2021, respectively. The Company makes matching contributions equal to 100% of the first 4% of eligible pay contributed by an eligible participant and 50% of the next 2% of eligible pay contributed by an eligible participant for such Plan year.

In addition, participants reaching age 50 or older by the end of the Plan year may elect to make catch-up contributions to the Plan on a pre-tax and/or Roth basis subject to IRS limits.

The Plan has automatic enrollment features with respect to newly hired or re-hired employees. If the employee is eligible to participate, he or she will be automatically enrolled in the Plan with pre-tax contributions being made at the rate of 3% of eligible pay the first year. As part of the automatic enrollment, participant contribution rates are automatically increased by 1% each year until they reach 6% of eligible pay. Eligible participants may decline participation in the Plan, change the contribution rate from 3% of eligible pay or modify the automatic rate escalation. These contributions based on automatic enrollment are invested in the BlackRock LifePath Index Fund associated with a participant’s retirement date, until the participant directs investment of the automatic deferrals into another investment option offered by the Plan.

Rollover contributions as shown in the accompanying statement of changes in net assets available for benefits represent account balances rolled over into the Plan by participants from other qualified plans.

Supplemental Contributions: The Company also makes additional annual supplemental, pre-tax contributions, based upon each participant’s eligible pay. The annual supplemental contribution is 3% of eligible pay. Supplemental contributions are nonparticipant-directed investments that are invested as directed by the Company (see note 4).

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2022 and 2021

(d)	Participant Accounts

Each participant’s account is credited with his or her contributions, the Company’s matching and supplemental contributions and the earnings or losses based on their individual fund elections. Each participant is entitled to the benefits that can be provided from his or her vested account.

(e)	Vesting

Participants hired after December 31, 2010, and who have no recognized service with the Company before January 1, 2011, must attain two years of service to reach full vesting on Company matching contributions. Company supplemental contributions are fully vested after three years of service. Participants hired before January 1, 2011 or re-hired after December 31, 2010 with any recognized service before January 1, 2011 were immediately vested in their account balances excluding their supplemental contribution accounts. Forfeitures are used to reduce future employer contributions to the Plan. Forfeitures available to reduce future employer contributions as of December 31, 2022 and 2021 were $2,059 and $5,114, respectively, and forfeitures used to reduce employer contributions were $374,500 and $565,500 in 2022 and 2021, respectively.

(f)	Investment Options

Participants are permitted to allocate their account balances to one or more investment options currently available under the Plan. The Fiduciary & Investments Committee determines the Plan’s investment offerings and generally monitors investment performance. Participants may change investment options for future contributions as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily. Direct transfers from the T. Rowe Price Stable Value Common Trust Fund to the BlackRock Short-Term Investment Fund are not permitted. Instead, participants who wish to transfer from the T. Rowe Price Stable Value Common Trust Fund to the BlackRock Short-Term Investment Fund must first transfer to one of the other Plan investment options and remain in that option for 90 days before transferring into the BlackRock Short-Term Investment Fund.

The Genworth Common Stock Fund invests primarily in common stock of the Company. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the notes to financial statements and supplemental schedule of assets (held at end of year), the assets of the fund are presented separately as common stock of Genworth Financial, Inc. and short-term investments.

Prior to January 2021, employees had the option of purchasing the Genworth Common Stock Fund. The Plan had contracted with Newport Trust Company (Newport) to act as an independent fiduciary and investment manager with respect to Genworth stock in the Plan. On January 8, 2021, Newport, acting in its capacity as independent fiduciary, froze the Genworth Common Stock Fund. Participants may transfer assets out of the Genworth Common Stock Fund, but no participants, including those who are currently or were previously invested in the Genworth Common Stock Fund, can transfer amounts into the fund. Additionally, all future investments or transfers into the fund were suspended indefinitely.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2022 and 2021

(g)	Notes Receivable from Participants

Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding their supplemental contribution account). There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may not exceed five years from the effective date of the loan. Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Prime interest rate in effect as of the second business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

(h)	Benefits Paid to Participants

(i) Withdrawals

Withdrawals for financial hardship are permitted (excluding supplemental contribution accounts) provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Beginning January 1, 2019, participants were no longer required to fully use the Plan loan program, described above, before requesting a hardship withdrawal. In-service withdrawals are permitted, allowing participants who have reached age 59 1/2 or older to obtain withdrawals of their contribution and rollover accounts.

(ii) Payment of Benefits

Upon termination of service for any reason, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in a lump-sum amount or via partial lump-sum distributions. Upon termination, participants with assets in the group variable annuity investment option may elect to annuitize that portion of their account and begin receiving their guaranteed minimum income if they are age 55 or older. Alternatively, upon termination, participants with assets in the group variable annuity investment option may elect to receive the vested interest in his or her group variable annuity account in a lump-sum amount and forfeit the lifetime retirement income guarantee. In the event of annuitizations for participants ages 55 to 64, the guaranteed amount will be less than the amount that would be received at age 65 because payments are projected to be made over a longer period of time.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2022 and 2021

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are stated at fair value. The shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end. Investments in common/collective trust funds are valued at the NAV as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year. The common stock of the Company is traded on the New York Stock Exchange (NYSE) and is valued at the quoted market price on the last business day of the Plan year.

The ClearCourse SM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company (GLAIC) (see note 6), an indirect, wholly-owned subsidiary of the Plan sponsor, using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourse SM asset charge.

The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is reflected in the statement of changes in net assets available for benefits as net appreciation or depreciation in the fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Notes Receivable from Participants

Notes receivable from participants equal the outstanding principal balance plus accrued interest. No allowance for credit losses has been recorded as of December 31, 2022 and 2021.

(e)	Benefits

Benefit payments to participants are recorded when paid.

(f)	Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, including Trustee fees, record-keeping administrator fees and accountant’s and counsel’s expenses. Investment management fees and expenses attributable to an investment fund are offset against that fund’s earnings in the affected Participant’s account. The Plan’s loan and qualified domestic relations order (QDRO) fees are paid from participants’ accounts. Participants paid $20,300 and $21,900 in 2022 and 2021, respectively, for loan fees and QDRO fees. To be recognized as a QDRO, an order must be a domestic relations order. A qualified domestic relations order is a judgment or order that relates to the provision of child support, alimony payments, or marital property rights for the benefit of a spouse, former spouse, child, or other dependent of a participant.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2022 and 2021

(3)	Investments, at Fair Value

(a)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. All assets carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1—Quoted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations for which inputs are observable or where those significant value drivers are observable.

•	Level 3—Instruments for which significant value drivers are unobservable.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as actively traded equity securities and actively traded mutual fund investments. Financial instruments in this category include short-term investments, mutual funds, common stock of Genworth Financial, Inc., and the ClearCourse SM group variable annuity.

Level 2 is comprised of investments in common/collective trust funds that are valued at NAV as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year.

The Plan had no Level 3 assets as of December 31, 2022 or 2021.

The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset, such as the relative impact on the fair value as a result of including a particular input. The Plan reviews the fair value hierarchy classifications each reporting period. Changes in valuation techniques used to measure fair value are monitored at least annually by the Plan to determine if a change results in a measurement that is equally or more representative of fair value. Changes in valuation techniques or their application are accounted for as changes in accounting estimates. See note 2(c) for additional information related to fair value measurements.

(b)	Valuation Methodologies

The following is a description of the valuation techniques and inputs used to determine fair value by class of instrument.

Short-term investments: Short-term investments are valued at quoted prices for the identical instrument.

Common stock of Genworth Financial, Inc.: Common stock is valued at the closing stock price reported in the active market in which the individual securities are traded.

Mutual funds: The funds are valued at NAV and trade on a market exchange. Each fund’s NAV is calculated as of the close of business of the NYSE and National Association of Securities Dealers Automated Quotations.

Common/collective trust funds: The funds are valued at NAV as determined by using estimated fair value of the underlying assets held in the funds. Standard models are used to estimate the fair value of the underlying assets using observable market inputs.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2022 and 2021

Group variable annuity: The ClearCourse SM group variable annuity is valued daily by GLAIC (see note 6) using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourse SM asset charge.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Classification within the fair value hierarchy table is based upon the lowest level of input that is significant to the fair value measurement. The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2022
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$4,328,212	$4,328,212	$—	$—
Mutual funds
Bond funds	20,793,154	20,793,154	—	—
Balanced funds	28,869,813	28,869,813	—	—
Growth funds	58,784,770	58,784,770	—	—
Common/collective trust funds
Money market funds	14,035,365	—	14,035,365	—
Stable value funds	32,354,853	—	32,354,853	—
Value funds	47,067,275	—	47,067,275	—
Growth funds	15,362,506	—	15,362,506	—
Blend funds	68,788,622	—	68,788,622	—
Foreign blend funds	27,908,429	—	27,908,429	—
Target maturity funds	380,120,003	—	380,120,003	—
Group variable annuity	19,128,151	19,128,151	—	—
Common stock of Genworth Financial, Inc.	8,473,109	8,473,109	—	—

	$726,014,262	$140,377,209	$585,637,053	$—

	2021
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$150,412	$150,412	$—	$—
Mutual funds
Bond funds	24,082,985	24,082,985	—	—
Balanced funds	35,472,575	35,472,575	—	—
Growth funds	98,692,377	98,692,377	—	—
Common/collective trust funds
Money market funds	14,744,653	—	14,744,653	—
Stable value funds	29,692,641	—	29,692,641	—
Value funds	51,448,181	—	51,448,181	—
Growth funds	20,958,299	—	20,958,299	—
Blend funds	81,072,897	—	81,072,897	—
Foreign blend funds	35,301,669	—	35,301,669	—
Target maturity funds	471,369,300	—	471,369,300	—
Group variable annuity	23,699,196	23,699,196	—	—
Common stock of Genworth Financial, Inc.	8,516,316	8,516,316	—	—

	$895,201,501	$190,613,861	$704,587,640	$—

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2022 and 2021

(4)	Nonparticipant-Directed Assets

Information about the net assets available for benefits and changes in net assets available for benefits relating to nonparticipant-directed assets was as follows:

	As of December 31,
	2022	2021
Net assets available for benefits:
Common/collective trust funds	$169,893,603	$214,891,538
Employer supplemental contributions receivable	8,023,468	8,204,285

Total	$177,917,071	$223,095,823

Year ended December 31, 2022
Changes in net assets available for benefits:
Net depreciation in fair value of common/collective trust funds	$(33,811,080)
Employer contributions	8,023,468
Benefits paid to participants	(19,391,140)

Net decrease	$(45,178,752)

(5)	Risks and Uncertainties

The Plan investment options include various investment securities, which in general are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Genworth Common Stock Fund, which generally invests in a single security. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participants who make such decisions.

The value, liquidity and related income of the securities in which the Plan invests are sensitive to changes in economic conditions, including but not limited to, persistent high inflation, elevated interest rates, supply chain disruptions, geopolitical tensions and war, energy prices, real estate values, delinquencies and/or defaults. Moreover, monetary policy set by the U.S. Federal Reserve to combat inflation by slowing economic growth through quantitative tightening could heighten the risk of a future recession. Any of these economic conditions and/or a future recession could result in a significant decline in asset valuations, which may adversely impact the Plan’s net assets and changes in net assets available for benefits.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2022 and 2021

(6)	Related-Party and Party-in-Interest Transactions

One investment option available to participants is the ClearCourse SM group variable annuity provided under the Plan. Each contribution into ClearCourse SM provides a guaranteed amount of retirement income to the participant. GLAIC offers the guaranteed amount of retirement income provided by this ClearCourse SM group variable annuity product. Fees paid by the Plan to GLAIC for the Plan years ended December 31, 2022 and 2021 were approximately $195,000 and $223,000, respectively.

Prior to January 2021, another investment in the Plan was an investment fund comprised primarily of shares of common stock issued by the Company. The Plan owned 1,601,722 and 2,102,794 shares of common stock of the Company as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the shares had a cost basis of $7,161,019 and $9,401,224, respectively, and a fair value of $8,473,109 and $8,516,316, respectively. During the year ended December 31, 2022, 501,072 shares were sold at a total cost of $2,240,205.

Certain Plan investments are held by The Bank of New York Mellon. The Bank of New York Mellon is the Trustee as defined by the Plan and, therefore, is a party-in-interest. Participant loans are considered exempt party-in-interest transactions.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company’s contributions.

(8)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 13, 2018 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to federal or state tax examinations of the Plan for years prior to 2019.

(9)	Transfer of Funds from First Colony Life Insurance Company Pension Plan

The First Colony Life Insurance Company Pension Plan (FCL Plan) was a defined benefit pension plan which covered substantially all employees of the First Colony Life Insurance Company. The FCL Plan was sponsored by Genworth North America Corporation, an indirect, wholly owned subsidiary of Genworth. The FCL Plan was terminated in 2022 and the associated projected benefit obligation was settled by distributing Plan assets to Plan participants in the form of lump sum payments in exchange for their rights to receive specified pension benefits and/or by purchasing nonparticipating annuity contracts from a third party insurer to cover vested benefits, as elected by eligible plan participants. Residual assets of $4,101,781 were transferred to the Genworth Retirement and Savings Plan on December 28, 2022 as a “qualified replacement plan,” and such assets will be used in accordance with legal requirements to provide additional benefits to participants under the qualified replacement plan. No reversion tax is payable or anticipated as a result of the FCL Plan termination.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2022 and 2021

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31, 2022	As of December 31, 2021
Net assets available for benefits:	$741,421,007	$911,035,638
Deemed loan activity	(50,886)	(93,344)

Net assets available for benefits per Form 5500	$741,370,121	$910,942,294

	Year Ended December 31, 2022	Year Ended December 31, 2021
Net increase (decrease) in net assets available for benefits:	$(173,716,412)	$60,915,916
Changes in deemed loan activity	42,458	47,309

Net income (loss) per Form 5500	$(173,673,954)	$60,963,225

Supplemental Schedule I

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Short-term investments:
**The Bank of New York Mellon	Interest-bearing cash	$4,328,212	$4,328,212
Mutual funds:
Capital Research and Management Company	1,003,469 shares of American Balanced Fund	26,536,430	28,869,813
Dodge & Cox	1,704,357 shares of Dodge & Cox Income Fund	24,690,856	20,793,154
T. Rowe Price Associates, Inc.	4,894,652 shares of T. Rowe Price Inst. Large Cap Growth Fund	44,844,582	58,784,770

	Total mutual funds	96,071,868	108,447,737

Common/collective trust funds:
BlackRock Institutional Trust Company NA	2,029,959 units of BlackRock Equity Index	49,481,299	68,788,622
BlackRock Institutional Trust Company NA	2,804,607 units of BlackRock LifePath Index Retirement Fund	58,227,189	62,748,604
BlackRock Institutional Trust Company NA	45,143 units of BlackRock LifePath Index 2025 Fund	1,076,378	1,030,197
BlackRock Institutional Trust Company NA	2,313,248 units of BlackRock LifePath Index 2030 Fund	46,374,301	59,632,068
BlackRock Institutional Trust Company NA	28,183 units of BlackRock LifePath Index 2035 Fund	788,328	710,878
BlackRock Institutional Trust Company NA	1,702,541 units of BlackRock LifePath Index 2040 Fund	37,146,281	48,233,666
BlackRock Institutional Trust Company NA	71,239 units of BlackRock LifePath Index 2045 Fund	2,225,429	1,914,570
BlackRock Institutional Trust Company NA	1,409,746 units of BlackRock LifePath Index 2050 Fund	25,225,130	31,416,339
BlackRock Institutional Trust Company NA	8,284 units of BlackRock LifePath Index 2055 Fund	244,213	240,083
BlackRock Institutional Trust Company NA	236,905 units of BlackRock LifePath Index 2060 Fund	3,941,643	3,997,631
BlackRock Institutional Trust Company NA	25,022 units of BlackRock LifePath Index 2065 Fund	322,019	302,364
BlackRock Institutional Trust Company NA	1,720,815 units of BlackRock LifePath Index Retirement Fund*	36,344,798	38,500,478
BlackRock Institutional Trust Company NA	1,907,573 units of BlackRock LifePath Index 2025 Fund*	51,140,734	43,531,967
BlackRock Institutional Trust Company NA	1,434,613 units of BlackRock LifePath Index 2030 Fund*	25,404,748	36,982,183
BlackRock Institutional Trust Company NA	956,810 units of BlackRock LifePath Index 2035 Fund*	28,853,983	24,133,903
BlackRock Institutional Trust Company NA	481,924 units of BlackRock LifePath Index 2040 Fund*	9,311,127	13,653,111
BlackRock Institutional Trust Company NA	248,513 units of BlackRock LifePath Index 2045 Fund*	8,074,346	6,678,899
BlackRock Institutional Trust Company NA	178,864 units of BlackRock LifePath Index 2050 Fund*	3,223,780	3,985,995
BlackRock Institutional Trust Company NA	63,521 units of BlackRock LifePath Index 2055 Fund*	2,216,931	1,840,839
BlackRock Institutional Trust Company NA	34,212 units of BlackRock LifePath Index 2060 Fund*	624,311	577,305
BlackRock Institutional Trust Company NA	738 units of BlackRock LifePath Index 2065 Fund*	10,937	8,923
BlackRock Fund Advisors	14,035,365 shares of BlackRock Short-Term Investment Fund	14,035,365	14,035,365
BlackRock Fund Advisors	354,469 shares of BlackRock Russell 2000 Value Fund	20,057,561	22,894,811
BlackRock Fund Advisors	561,515 shares of BlackRock Russell 2000 Growth Fund	14,275,754	15,362,506
BlackRock Fund Advisors	538,240 shares of BlackRock Russell 1000 Value Fund	20,784,994	24,172,464

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Harding Loevner	1,990,615 shares of Harding Loevner International Fund	25,477,739	27,908,429
T. Rowe Price Associates, Inc.	32,354,853 units of T. Rowe Price Stable Value Common Trust Fund	32,354,853	32,354,853

	Total common/collective trust funds	517,244,171	585,637,053

Group variable annuity:
**Genworth Life and Annuity Insurance Company	877,333 units of ClearCourse SM Group Variable Annuity	9,437,722	19,128,151
Common stock:
**Genworth Financial, Inc.	1,601,722 shares of Genworth Financial, Inc. common stock	7,161,019	8,473,109
**Notes receivable from participants	964 loans to participants with interest rate of 5.25% to 8.25% and maturity dates through December 2027	6,853,957	6,853,957	***

		$641,096,949	$732,868,219

*	Non-participant directed.
**	Related party or party-in-interest as defined by ERISA.
***	Excludes deemed distributions of $50,886

See Accompanying Report of Independent Registered Public Accounting Firm

Supplemental Schedule II

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

December 31, 2022

Identity of party involved	Description of asset	Number of transactions (#)	Purchase price ($)	Selling price ($)	Cost of Asset ($)	Current value of asset on transaction date ($)	Net gain (loss) ($)
Series of transactions:
BlackRock Institutional Trust Company NA	LifePath Index 2025 Fund (non-participant directed)	1	54,204,809	—	54,204,809	54,204,809	—
BlackRock Institutional Trust Company NA	LifePath Index 2030 Fund (non-participant directed)	1	—	54,578,997	30,906,548	54,578,997	23,672,449
BlackRock Institutional Trust Company NA	LifePath Index 2025 Fund (non-participant directed)	47	57,133,922	—	57,133,922	57,133,922	—
BlackRock Institutional Trust Company NA	LifePath Index 2025 Fund (non-participant directed)	80	—	4,367,427	4,916,811	4,367,427	(549,384)
BlackRock Institutional Trust Company NA	LifePath Index 2030 Fund (non-participant directed)	62	6,500,657	—	6,500,657	6,500,657	—
BlackRock Institutional Trust Company NA	LifePath Index 2030 Fund (non-participant directed)	214	—	68,004,012	40,422,432	68,004,012	27,581,580

See Accompanying Report of Independent Registered Public Accounting Firm

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date: June 23, 2023	By:	/s/ Cristina E. Ahn

Cristina E. Ahn

Vice President and Controller

(Principal Accounting Officer)

Genworth Financial, Inc.